Form 51-101F3
Report of
Management and Directors
on Oil And Gas Disclosure

Report of Management and Directors on Reserves Data and Other Information

Management of PACIFIC ASIA CHINA ENERGY INC. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

The Company is a reporting issuer involved in oil and gas activities pursuant to NI 51- 101, however, as of February 28, 2008, the Company did not have any reserves or related future net revenue from reserves.

As a result no reserves data for the Company has been disclosed as of February 28, 2008 and the Company has not commissioned an independent qualified reserves evaluator to evaluate the Company’s reserves data as the Company has no reserves at this time and no report of an independent qualified reserves evaluator will be disclosed by the Company for the year ended February 28, 2008.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a)

the content and filing with securities regulatory authorities of the Statement of Reserves Data and Other Oil and Gas Information; and

(b)

the content and filing of this report.

Dated this 27th day of June, 2008

“Devinder Randhawa ”

“Steven Khan”

Devinder Randhawa

Steven Khan

“Tunaye Sai ”

“David Marchioni ”

Tunaye Sai

David Marchioni